UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Rosetta Genomics Ltd.

On September 28, 2017, Rosetta Genomics Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with a prominent institutional healthcare investor for the private placement of an aggregate principal amount of $2,000,000 of unregistered convertible debentures (the “Debentures”) and (ii) warrants (the “Warrants”) to purchase up to 2,173,914 ordinary shares with an initial exercise price of $1.15 per share (the “Private Placement”). The closing of the Private Placement at which the Company received gross proceeds of $2,000,000 for the Debentures and Warrants occurred on October 2, 2017.

On September 27, 2017, Rosetta Genomics Ltd. (the “Company”) entered into an Engagement Letter Agreement (the “Engagement Letter”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent in connection with the private placement.

The aggregate net proceeds to the Company from the Private Placement, after deducting the Placement Agent’s fees and expenses and the Company’s estimated expenses are expected to be approximately $1.8 million.

The Debentures are non-interest bearing, have a term of 30 years and are convertible into ordinary shares at an initial conversion price of $0.92 per share. The Debentures are not subject to voluntary prepayment prior to maturity. In the event of a reverse stock split of the Company’s ordinary shares, the conversion price of the Debentures will be reduced to the lesser of (x) the then conversion price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s ordinary shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new conversion price, provided that the conversion price of the Debentures will not be adjusted to below $0.20 per share. Additionally, subject to limited exceptions, for a period of 18 months following the effective date of a resale registration statement on Form F-1 covering the resale of the ordinary shares issuable upon exercise of the Warrants and conversion of the Debentures (the “Resale Registration Statement”), if the Company issues ordinary shares or securities that are convertible or exercisable into ordinary shares at a price that is less than the effective conversion price, then the then-conversion price will be automatically reduced to the price at which the Company issued the ordinary shares or the underlying exercise price or conversion price of the securities. Under no circumstances will the adjusted conversion price of the Debentures be lower than $0.20. The Company’s payment obligations under the Debentures are guaranteed by its subsidiaries pursuant to a Subsidiary Guarantee dated as of October 2, 2017.

The Warrants will be immediately exercisable upon issuance and have a term of five years. The exercise price of the Warrants is subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of the Company’s ordinary shares and rights offerings and pro rata distributions with respect to all holders of the Company’s ordinary shares. Additionally, in the event of a reverse stock split of the Company’s ordinary shares, the exercise price shall be reduced to the lesser of (x) the then exercise price, as adjusted and (y) the average of the two lowest volume weighted average prices of the Company’s ordinary shares during the 10 trading days immediately following the reverse stock split, which shall thereafter be the new exercise price.

The Company has also entered into a Registration Rights Agreement with the investor, pursuant to which the Company is required to file a Resale Registration Statement within 45 days of the closing to cover the resale of the ordinary shares issuable upon exercise of the Warrants and conversion of the Debentures (as well as the warrants issued to the placement agents as compensation as described below). The Company’s failure to satisfy certain conditions and deadlines described in the Registration Rights Agreement may subject it to payment of certain liquidated damages.

The Placement Agent will receive in the aggregate (i) a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Private Placement, or $140,000, (ii) warrants to purchase 6.5% of the aggregate number of ordinary shares placed in the Private Placement, or 141,304 ordinary shares (the “Placement Agent Warrants”), and (iii) reimbursement of expenses up to a maximum of $25,000. The Placement Agent Warrants are immediately exercisable upon issuance and will expire five years thereafter and will have an exercise price equal to $1.15 per share.

The Warrants and the Debentures issued in the Private Placement are being offered pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation D promulgated thereunder.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the aforementioned securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The conversion price of the outstanding unsecured convertible debentures issued in connection with a securities purchase agreement by and between the Company and a prominent institutional healthcare investor, dated November 23, 2016, was reduced to $0.92 per share in connection with the Private Placement.

Copies of the Engagement Letter, the form of Warrant, the form of Debenture, the form of Subsidiary Guarantee, the form of Placement Agent Warrant, the Purchase Agreement and the Registration Rights Agreement are filed as Exhibits 1.1, 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, to this Report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

A copy of the press release, dated September 28, 2017, announcing the pricing of the Offerings is filed as Exhibit 99.1 to this report and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655, 333-177670, 333-210366 and 333-217765.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Form of Ordinary Share Purchase Warrant.
10.2	Form of Debenture.
10.3	Form of Subsidiary Guarantee.
10.4	Form of Placement Agent Warrant.
10.5	Form of Securities Purchase Agreement between the Company and the institutional investor in the Offering.
10.6	Form of Registration Rights Agreement between the Company and the institutional investor in the Offering.
99.1	Press Release dated September 28, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 10, 2017	By:	/s/ Kenneth Berlin
Kenneth Berlin Chief Executive Officer and President